Exhibit 99.1

January 1st, 2020

Mr. Huaishan Cao, Board Chairman

Fuqin Fintech Limited

Beijing, China

Re: Resignation as CFO from Fuqin Fintech Limited Effective January 1st, 2020

Dear Mr. Cao,

It is with sad emotion that I would like to tender my resignation as Chief Financial Officer of Fuqin Fintech Limited due to personal reasons.

With your consent, I would like to have the resignation take effect today (January 1st, 2020).

Sincerely,

Richard Chen